FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the date of July 15, 2004


                                YELL FINANCE B.V.
                 (Translation of Registrant's Name Into English)

          QUEENS WALK, OXFORD ROAD, READING, BERKSHIRE RG1 7PT, ENGLAND
                     (Address of principal executive office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F  X    Form 40-F
                                        ---             ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.)
                          Yes      No  X
                              ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 - .

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                                EXPLANATORY NOTE

On July 13, 2004, Yell Group plc, the parent of the registrant, issued a two press releases relating to its first Annual General Meeting, one announcing the results of the Annual General Meeting and one regarding current trading. A copy of the two press releases are attached to this report.







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                                  EXHIBIT INDEX

Exhibit no.     Description
-----------     -----------

99.1 Press release dated July 13, 2004, regarding Yell's Annual General Meeting and current trading.

99.2 Press release dated July 13, 2004, regarding the results of Yell's Annual General Meeting.






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
                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2004


                                          YELL FINANCE B.V.
                                          (Registrant)


                                          By:  /s/ John Davis
                                              ----------------------------------
                                              Name:   John Davis
                                              Title:  Chief Financial Officer






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